

Mail Stop 7010

March 29, 2007

Mr. Tom Johnstone
Aktiebolaget SKF
SE-415 50
Gothenburg, Sweden

  Re: **Aktiebolaget SKF**
    Form 20-F for the year ended December 31, 2005
    Filed April 5, 2006
    File No. 0-13722

Dear Mr. Johnstone:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

           Sincerely,

           John Cash
           Accounting Branch Chief